UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: March 2021

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	Result of AGM, dated 25 March 2021

25 March 2021

Micro Focus International plc

Results of Annual General Meeting

The Annual General Meeting (the "Meeting") of Micro Focus International plc (the "Company, "Micro Focus", LSE: MCRO.L) was held at The Lawn, 22-30 Old Bath Road, Newbury, Berkshire, RG14 1QN at 3.00 p.m. on Thursday 25 March 2021.

All resolutions put to the Meeting as set out in the Notice of Annual General Meeting were voted on by means of a poll.  The voting results below show the total of all the votes cast on a poll.  The poll results will also be posted on the Company's website.

Resolution (No. as noted on proxy form)	Votes For	%	Votes Against	%	Total Votes Cast (Excluding Votes Withheld / Abstentions)	% of Issued Share Capital Voted	Votes Withheld / Abstentions
1. To receive the Company's accounts, together with the reports of the directors of the Company and the auditors for the year ended 31 October 2020	211,271,667	99.83	349,267	0.17	211,620,934	63.10	2,215,134
2. To declare a final dividend of 15.5 cents per ordinary share for the year ended 31 October 2020	212,662,240	99.98	48,789	0.02	212,711,029	63.42	1,125,040
3. To approve the Directors' Remuneration report for the year ended 31 October 2020	204,671,466	96.66	7,067,012	3.34	211,738,478	63.13	2,097,591
4. To re-elect Greg Lock as a Director	192,838,195	90.91	19,277,613	9.09	212,115,808	63.24	1,720,260
5. To re-elect Stephen Murdoch as a Director	212,681,940	99.71	611,329	0.29	213,293,269	63.59	542,800
6. To re-elect Brian McArthur-Muscroft as a Director	211,660,569	99.24	1,616,255	0.76	213,276,824	63.59	559,245
7. To re-elect Karen Slatford as a Director	176,699,230	82.85	36,581,790	17.15	213,281,020	63.59	555,048
8. To re-elect Richard Atkins as a Director	212,333,587	99.56	940,767	0.44	213,274,354	63.59	561,715
9. To re-elect Amanda Brown as a Director	206,814,610	96.97	6,463,339	3.03	213,277,949	63.59	558,120
10. To re-elect Lawton Fitt as a Director	203,803,824	95.56	9,472,872	4.44	213,276,696	63.59	559,373
11. To elect Robert Youngjohns as a Director	213,037,627	99.89	242,465	0.11	213,280,092	63.59	555,977
12. To elect Sander van 't Noordende as a Director	213,027,135	99.88	248,056	0.12	213,275,191	63.59	560,878
13. To re-appoint KPMG LLP as auditors	213,156,494	99.91	184,942	0.09	213,341,436	63.61	494,632
14. To authorise the Directors to determine the remuneration of the auditors	212,818,055	99.76	510,290	0.24	213,328,345	63.60	507,723
15. To authorise the Directors to allot ordinary shares	207,525,090	97.18	6,018,583	2.82	213,543,673	63.67	292,396
16. To empower the Directors to allot ordinary shares on a non pre-emptive basis*	209,339,304	98.03	4,217,395	1.97	213,556,699	63.67	279,370
17. To empower the Directors to allot ordinary shares on a non pre-emptive basis for acquisitions or capital investments*	186,474,736	87.33	27,048,867	12.67	213,523,603	63.66	312,465
18. To authorise the Company to purchase its own shares*	211,312,947	99.05	2,035,850	0.95	213,348,797	63.61	487,271
19. To authorise the Company to hold general meetings (other than annual general meetings) on 14 clear days' notice*	206,977,263	97.02	6,347,232	2.98	213,324,495	63.60	511,574

* Passed as special resolutions.

Notes:

1.    The total number of ordinary shares of £0.10 each in the capital of the Company (excluding shares held in treasury) on the shareholder register at 6.30 p.m. (UK time) on 23 March 2021, being those eligible to be voted on at the Meeting, was
       335,395,596.
2.    For the purposes of section 341 of the Companies Act 2006, the total votes cast amounted to 213,556,699 representing 63.67 per cent of the issued share capital.
3.    Any proxy appointments which gave discretion to the Chairman have been included in the "Votes For" total.
4.    A "vote withheld" is not a vote in law and is not counted in the calculation of the proportion of the "Votes For" and "Votes Against" a resolution.

None of the resolutions put before the meeting are considered to be resolutions which do not constitute ordinary business. The full text of the resolutions is shown in the Notice of Meeting which is available on our website at https://www.microfocus.com/media/investors-report/2021-notice-of-general-meeting-report.pdf

Enquiries:
Micro Focus                                                         Tel: +44 (0)1635 32646
Stephen Murdoch, CEO                                        Investors@microfocus.com
Brian McArthur-Muscroft, CFO
Ben Donnelly, Head of Investor relations

Brunswick                                                            Tel: +44 (0) 20 7404 5959
Sarah West                                                            MicroFocus@brunswickgroup.com
Jonathan Glass

Notes to Editors:
About Micro Focus
Micro Focus (LSE: MCRO.L, NYSE: MFGP) is a global enterprise software company supporting the technology needs and challenges of the Global 2000.  Our solutions help organizations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times. Our product portfolios are Security, IT Operations Management, Application Delivery Management, Information Management & Governance and Application Modernization & Connectivity. For more information, visit: www.microfocus.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 25 March 2021

Micro Focus International plc

By:	/s/ Brian McArthur-Muscroft
Name:	Brian McArthur-Muscroft
Title:	Chief Financial Officer